UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

United eSystems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number)
February 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐               Rule 13d-1(b)

☒               Rule 13d-1(c)

☐               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	Names of Reporting Persons.	LEON L. NOWALSKY
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	3,791,500
	6.	Shared Voting Power	200,000
	7.	Sole Dispositive Power	3,791,500
	8.	Shared Dispositive Power	200,000
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,991,500
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	10.1%
12.		Type of Reporting Person (See Instructions)	IN

Item 1.

(a)         Name of Issuer:

United eSystems, Inc.

(b)         Address of Issuer’s Principal Executive Office:

2150 N. Highway 190
Covington, Louisiana 70433

Item 2.

(a)         Name of Person Filing:

Leon L. Nowalsky

(b)         Address of Principal Business Office or, if none, Residence:

The business address of Leon Nowalsky is Nowalksy, Bronston & Gothard APLLC, 1420 Veterans Blvd, Metairie, LA 70005.

(c)         Citizenship:

United States

(d)         Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)         CUSIP Number:

Not Applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule, which Items are incorporated by reference herein.

Mr. Nowalsky is the direct owner of 3,791,500 shares of common stock and exercises the sole power to direct the voting or disposition of these shares.  In addition, he is the indirect owner of 125,000 shares of common stock owned by his wife and 75,000 shares of common stock owned by Riverbend Holdings, Inc., of which he serves as an officer, director and significant shareholder.  As a result, he may be deemed to beneficially own the shares held by his wife and Riverbend Holdings, Inc. for the purposes of Rule 13d-3 of the Act, insofar as he may be deemed to share the power to direct the voting or disposition of those shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Nowalsky is, for any other purpose, the beneficial owner of any of the shares owned indirectly, and Mr. Nowalsky disclaims beneficial ownership as to such shares, except to the extent of his or its pecuniary interests therein.

The calculation of percentage of beneficial ownership in Item 11 of page 2 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009, in which the Issuer stated that the number of shares of its common stock, $0.001 par value per share, outstanding as of November 16, 2009, was 34,272,629, shares and taking into account the additional 5,072,500 shares of common stock that were issued and sold on February 28, 2010 in connection with a private placement as reported on the Issuer’s Current Report in Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2010
/s/ Leon L. Nowalsky
Leon L. Nowalsky